

Mail Stop 3030

January 26, 2009

<u>Via U.S. Mail</u>

Mr. Paul S. Weiner
Chief Financial Officer
Palomar Medical Technologies, Inc.
82 Cambridge Street
Burlington, MA 01803

> **Re: Palomar Medical Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 001-11177**

Dear Mr. Weiner:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Kevin L. Vaughn
                        Accounting Branch Chief